SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 15 December, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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15 December 2021

BP p.l.c.
Share issuance

BP p.l.c. announces that on 16 December 2021 it will issue and allot 35,000,010 ordinary shares in connection with distributions to participants in certain of its employee share schemes. The issuance of the new ordinary shares is subject to an application for the admission of those shares to the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange plc ("Admission"). It is expected that Admission will occur on 16 December 2021.

The number of ordinary shares in issue after this admission will be 20,814,167,042 of which 1,090,875,956 are held as treasury shares leaving a balance of 19,723,291,086 ordinary shares with a par value of US$0.25 per share, each with one vote and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held and the total number of voting rights in BP p.l.c. will be 19,728,373,586.

These new ordinary shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.25 each in BP p.l.c., including the right to receive dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 December 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary